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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                       PALMER WIRELESS, INC.
                          (Name of Issuer)


         Class A Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            697033-10-8
                          (CUSIP Number)

                       Peter G. Samuels, Esq.
                       c/o Proskauer Rose LLP
                            1585 Broadway
                      New York, New York 10036
                           (212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            July 7, 1997
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D
CUSIP No. 697033-10-8

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

     Price Communications Corporation
     13-2991700

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF                 SOLE VOTING POWER           1,577,200
SHARES
BENEFICIALLY              SHARED VOTING POWER         0
OWNED BY
EACH                      SOLE DISPOSITIVE POWER      1,577,200
REPORTING
PERSON WITH               SHARED DISPOSITIVE POWER     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,577,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.0%

14   TYPE OF REPORTING PERSON*
     CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

     This Amendment No. 1 amends Item 5 of Schedule 13D, dated July 1, 1997 and filed by Price Communications Corporation, a New York corporation (the "Corporation"), relating to the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Palmer Wireless, Inc., a Delaware corporation (the "Issuer").

Item 5.   Interest in Securities of the Issuer

     (a) As of the date of this Statement, the Corporation beneficially owns 1,577,600 shares or 15.0% of the outstanding Class A Common Stock of the Issuer (based on the number of outstanding shares of Class A Common Stock, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996).

     (b) As of the date of this Statement, the Corporation has the sole power to vote and dispose of 1,577,600 shares of Class A
Common Stock of the Issuer.

     (c) Certain information with respect to all transactions in the Shares effected by the Corporation since the date of the initial filing of this statement is set forth in Exhibit 1 hereto, which is incorporated herein by reference. To the best knowledge of the Corporation, no executive officer or director of the Corporation has effected any transactions in the Shares during the past 60 days.

     (d) No person other than the Corporation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Corporation.

     (e)  Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No.
1 of this statement is true, complete and correct.


Date:    July 9, 1997              /s/ Robert Price
                                   Robert Price, as President and
                                   Chief Executive Officer of
                                   Price Communications
                                   Corporation.



                         EXHIBIT INDEX

Exhibit Number      Description                   Sequential Page
                                                  Number

1                   Certain information with      6
                    respect to all transactions
                    in the Shares effected by the
                    Corporation since the date of
                    the initial filing of this
                    statement.


                         EXHIBIT 1

Date of        Description of                     Purchase
Transaction:   Transaction                        Price:

July 2, 1997   Acquisition of 40,000 shares of    $665,000
               Class A Common Stock by the
               Corporation in an open market
               transaction
July 2, 1997   Acquisition of 2,000 shares of     $33,500
               Class A Common Stock by the
               Corporation in an open market
               transaction
July 7, 1997   Acquisition of 25,000 shares of    $418,750
               Class A Common Stock by the
               Corporation in an open market
               transaction
July 7, 1997   Acquisition of 175,000 shares of   $2,953,125
               Class A Common Stock by the
               Corporation in an open market
               transaction
July 8, 1997   Acquisition of 388,600 shares of   $6,509,050
               Class A Common Stock by the
               Corporation in an open market
               transaction
July 8, 1997   Acquisition of 50,000 shares of    $837,500
               Class A Common Stock by the
               Corporation in an open market
               transaction